UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35596 / May 20, 2025

In the Matter of:

Jefferies Finance LLC
Jefferies Credit Partners LLC
Apex Credit Partners LLC
Apex Credit Holdings LLC
Jefferies Credit Management LLC
Jefferies Credit Partners BDC Inc.
Senior Credit Investments, LLC
Massachusetts Mutual Life Insurance Company
and certain of their affiliated entities as described in Appendix A to the application

520 Madison Avenue
New York, NY 10022

812-15748

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Jefferies Finance LLC, et al. filed an application on April 8, 2025, and an amendment to the
application on April 17, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On April 22, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35545). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Jefferies Finance LLC, et al. (File No. 812-15748) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.